Trust for Advised Portfolios
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202
October 13, 2021
VIA EDGAR TRANSMISSION
Mr. Jason Fox
Division of Investment Management
U.S. Securities and Exchange Commission
100 “F” Street NE
Washington, DC 20549
RE: Trust for Advised Portfolios (the “Trust”)
Securities Act Registration No: 333-108394
Investment Company Act Registration No: 811-21422
Dear Mr. Fox:
This correspondence is being filed in response to the comments given to Christopher Kashmerick, President of the Trust; Russell Simon, Vice President and Treasurer of the Trust; and Scott Resnick, Secretary of the Trust on September 16, 2021, in connection with the SEC Staff’s Sarbanes-Oxley Act of 2002, as amended, review (“SOX Review”) of the Fulcrum Diversified Absolute Return Fund, Zevenbergen Growth Fund, Zevenbergen Genea Fund, Bramshill Income Performance Fund, Soundwatch Hedged Equity Fund, Miller Opportunity Trust, and Miller Income Fund:
For your convenience in reviewing the Trust’s responses, your comments are included below in bold typeface immediately followed by the Trust’s responses.
1.The Fulcrum Diversified Absolute Return Fund’s Schedule of Investments in its June 30, 2020 Annual Report lists several Multiple Markets Index Dispersion Warrants. Please supplementally describe the underlying market indexes associated with the warrants.
Response: The Fund held four Multiple Markets Index Dispersion Warrants as of June 30, 2020. See the table below for the underlying indices/securities and their respective weightings for each such warrant.

Counterparty	Term/Underlying	Notional/Strike	Weight
BNP	Effective: 01/25/2019, Expiration: 03/19/2021	250,000 USD
	Euro STOXX 50	20.98%	25%
	FTSE 100	18.08%	25%
	Nikkei 225	22.59%	25%
	S&P 500	21.40%	25%

HSBC	Effective: 02/15/2019, Expiration: 12/18/2020	4,020,000 EUR
	Euro STOXX 50	20.00%	25%
	FTSE 100	18.30%	25%
	Nikkei 225	21.85%	25%
	S&P 500	19.90%	25%

HSBC	Effective: 03/06/2019, Expiration: 12/18/2020	2,980,000 USD
	Euro STOXX 50	19.31%	40%
	S&P 500	18.99%	30%
	iShares MSCI Emerging Markets ETF	22.04%	30%

Counterparty	Term/Underlying	Notional/Strike	Weight
BNP	Effective: 03/05/2019, Expiration: 03/19/2021	250,000 USD
	Euro STOXX 50	20.06%	33.33%
	S&P 500	19.69%	33.33%
	iShares MSCI Emerging Markets ETF	22.30%	33.33%
2.The Fulcrum Diversified Absolute Return Fund’s Form N-CENs for the fiscal years ended June 30, 2020 and June 30, 2021, each indicates that the Fund had an NAV error during each respective reporting period that required the reprocessing of shareholder accounts. Please supplementally describe the circumstances that led to the NAV errors and the related amounts.
Response: The Fulcrum Diversified Absolute Return Fund had an NAV error during the fiscal year ended June 30, 2020, which resulted from incorrect trade instructions from Fulcrum Asset Management LLP, the Fund’s investment adviser (the “Adviser”), relating to a forward contract. The trade information delivered by the Adviser indicated that the Fund had opened a long JPY/USD forward contract on March 25, 2020, but it was actually a short position. As a result, the Fund was overstated by $795,512 on April 24, 2020, and by $906,708 on April 28, 2020. The Super Institutional Class had redemptions on both of those dates. Consistent with the Trust’s NAV error correction policy, the redemption activity was reprocessed, resulting in an increase in the number of shares redeemed and a corresponding reduction in shares outstanding of 14.106 shares. There was no shareholder activity in the Institutional Class on April 24, 2020 or April 28, 2020.
The Fund had an NAV error during the fiscal year ended June 30, 2021, which resulted from recording a total return swap in the incorrect currency on February 22, 2021. The swap is denominated in Brazilian Real but was initially recorded as U.S. Dollar-denominated. The currency was corrected on February 23, 2021, but the net assets for the Fund were understated by $786,510 ($0.08 per share for both classes, Institutional and Super Institutional) on February 22, 2021. The Super Institutional Class had shareholder activity on February 22, 2021. Consistent with the Trust’s NAV error correction policy, the corrective actions taken for this class involved (i) reprocessing shareholder transactions that occurred on February 22 resulting in a decrease of 86.267 shares in shares issued for subscriptions and (ii) delivery of $52 in additional proceeds for redemptions. There was no shareholder activity in the Institutional Class on February 22, 2021.
3.The September 30, 2020 Form N-CSR indicates that the Miller Income Fund engaged in a Convertible Bond Offering. Please supplementally describe when the Miller Income Fund obtained control over such bonds. Cite applicable U.S. GAAP and further describe if the Miller Income Fund recognized any unrealized appreciation/depreciation between the date of the commitment and settlement.
Response: The offering for the Chaparral Energy, Inc. convertible bonds closed on October 14, 2020, and the Fund took control of the bonds. Pursuant to ASC 946-320-25-2, the Fund recognized the purchase on October 14, 2020 when the offering contingencies were met and the deal settled. The Fund did not recognize any unrealized appreciation/depreciation between the date of commitment and settlement.
4.The September 30, 2020 Form N-CSR indicates that certain investments of the Miller Income Fund are in default. Please describe if such investments are non-income producing as described in footnote 7 of article 12-12 of Regulation S-X.
Response: The Fund’s corporate bond holdings of Chaparral Energy, Inc., Extraction Oil & Gas, Inc., and Ultra Resources,. Inc. were all in default and non-income producing as of September 30, 2020. These positions are no longer held by the Fund.
I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact me at 626-914-7372.
Sincerely,
/s/ Scott Resnick
Scott Resnick
Secretary
Trust for Advised Portfolios
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